Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

	June 29,	December 29,
	2019	2018
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$67,658	$128,508
Accounts receivable, net	294,604	214,518
Costs and estimated earnings in excess of billings	45,371	18,602
Inventories	208,136	213,851
Other current assets	12,618	16,061
Total current assets	628,387	591,540
Property, plant and equipment, less accumulated depreciation, depletion and amortization (June 29, 2019 - $881,606 and December 29, 2018 - $794,251)	1,788,664	1,780,132
Goodwill	1,199,177	1,193,028
Intangible assets, less accumulated amortization (June 29, 2019 - $9,054 and December 29, 2018 - $8,247)	17,653	18,460
Operating lease right-of-use assets	34,101	—
Other assets	50,785	50,084
Total assets	$3,718,767	$3,633,244
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$4,765	$6,354
Current portion of acquisition-related liabilities	32,970	31,770
Accounts payable	132,002	109,008
Accrued expenses	114,228	100,029
Current operating lease liabilities	8,470	—
Billings in excess of costs and estimated earnings	10,733	11,840
Total current liabilities	303,168	259,001
Long-term debt	1,854,189	1,807,502
Acquisition-related liabilities	38,189	45,354
Noncurrent operating lease liabilities	26,614	—
Other noncurrent liabilities	136,563	135,956
Total liabilities	2,358,723	2,247,813
Commitments and contingencies (see note 11)
Member’s equity	1,404,629	1,396,241
Accumulated (deficit) earnings	(25,257)	12,806
Accumulated other comprehensive loss	(19,328)	(23,616)
Total member’s interest	1,360,044	1,385,431
Total liabilities and member’s interest	$3,718,767	$3,633,244

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands)

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2019	2018	2019	2018
Revenue:
Product	$467,637	$459,967	$739,278	$716,774
Service	84,954	89,268	119,263	122,377
Net revenue	552,591	549,235	858,541	839,151
Delivery and subcontract revenue	48,300	51,655	74,989	76,160
Total revenue	600,891	600,890	933,530	915,311
Cost of revenue (excluding items shown separately below):
Product	294,857	295,147	508,583	492,580
Service	62,336	64,130	88,925	90,053
Net cost of revenue	357,193	359,277	597,508	582,633
Delivery and subcontract cost	48,300	51,655	74,989	76,160
Total cost of revenue	405,493	410,932	672,497	658,793
General and administrative expenses	60,961	61,657	128,571	131,518
Depreciation, depletion, amortization and accretion	53,625	49,731	109,013	96,689
Transaction costs	390	1,291	698	2,557
Operating income	80,422	77,279	22,751	25,754
Interest expense	29,283	28,776	59,220	57,346
Loss on debt financings	—	149	14,565	149
Other income, net	(3,676)	(916)	(6,479)	(8,571)
Income (loss) from operation before taxes	54,815	49,270	(44,555)	(23,170)
Income tax expense (benefit)	1,314	2,668	(6,492)	(1,176)
Net income (loss) attributable to Summit LLC	$53,501	$46,602	$(38,063)	$(21,994)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Comprehensive Income
(In thousands)

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2019	2018	2019	2018
Net income (loss)	$53,501	$46,602	$(38,063)	$(21,994)
Other comprehensive income (loss):
Foreign currency translation adjustment	2,233	(2,045)	4,591	(5,149)
(Loss) income on cash flow hedges	(137)	361	(303)	1,356
Other comprehensive income (loss)	2,096	(1,684)	4,288	(3,793)
Comprehensive income (loss) attributable to Summit LLC	$55,597	$44,918	$(33,775)	$(25,787)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Six months ended
	June 29,	June 30,
	2019	2018
Cash flow from operating activities:
Net loss	$(38,063)	$(21,994)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion, amortization and accretion	110,696	98,181
Share-based compensation expense	10,605	14,190
Net gain on asset disposals	(3,937)	(7,508)
Non-cash loss on debt financings	2,850	—
Change in deferred tax asset, net	(7,653)	(1,906)
Other	(120)	162
(Increase) decrease in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	(79,320)	(57,763)
Inventories	5,208	(44,428)
Costs and estimated earnings in excess of billings	(26,715)	(34,525)
Other current assets	3,585	(1,766)
Other assets	4,374	780
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	29,203	23,326
Accrued expenses	10,090	2,260
Billings in excess of costs and estimated earnings	(1,138)	(2,187)
Other liabilities	(3,717)	(540)
Net cash provided by (used in) operating activities	15,948	(33,718)
Cash flow from investing activities:
Acquisitions, net of cash acquired	(2,842)	(153,196)
Purchases of property, plant and equipment	(105,569)	(131,657)
Proceeds from the sale of property, plant and equipment	8,005	14,110
Other	(439)	684
Net cash used for investing activities	(100,845)	(270,059)
Cash flow from financing activities:
Capital contributions by member	784	15,615
Proceeds from debt issuances	300,000	—
Debt issuance costs	(6,246)	(550)
Payments on debt	(261,025)	(10,772)
Payments on acquisition-related liabilities	(6,658)	(28,724)
Distributions	(2,500)	(2,569)
Other	(502)	(1,904)
Net cash provided by (used in) financing activities	23,853	(28,904)
Impact of foreign currency on cash	194	(471)
Net decrease in cash	(60,850)	(333,152)
Cash and cash equivalents – beginning of period	128,508	383,556
Cash and cash equivalents – end of period	$67,658	$50,404

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Changes in Member’s Interest and Redeemable Noncontrolling Interest
(In thousands)

	Total Member’s Interest
			Accumulated
			other	Total
	Member’s	Accumulated	comprehensive	member’s
	equity	(deficit) earnings	loss	interest
Balance — December 29, 2018	$1,396,241	$12,806	$(23,616)	$1,385,431
Net contributed capital	766	—	—	766
Net loss	—	(91,564)	—	(91,564)
Other comprehensive income	—	—	2,192	2,192
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	5,906	—	—	5,906
Shares redeemed to settle taxes and other	(501)	—	—	(501)
Balance — March 30, 2019	$1,399,912	$(78,758)	$(21,424)	$1,299,730
Net contributed capital	18	—	—	18
Net income	—	53,501	—	53,501
Other comprehensive income	—	—	2,096	2,096
Share-based compensation	4,699	—	—	4,699
Balance — June 29, 2019	$1,404,629	$(25,257)	$(19,328)	$1,360,044

Balance — December 30, 2017	$1,359,760	$(51,031)	$(17,135)	$1,291,594
Net contributed capital	15,475	—	—	15,475
Net loss	—	(68,596)	—	(68,596)
Other comprehensive loss	—	—	(2,109)	(2,109)
Distributions	(2,509)	—	—	(2,509)
Share-based compensation	8,507	—	—	8,507
Other	(1,820)	—	—	(1,820)
Balance — March 31, 2018	$1,379,413	$(119,627)	$(19,244)	$1,240,542
Net contributed capital	140	—	—	140
Net income	—	46,602	—	46,602
Other comprehensive loss	—	—	(1,684)	(1,684)
Distributions	(60)	—	—	(60)
Share-based compensation	5,683	—	—	5,683
Shares redeemed to settle taxes and other	(84)	—	—	(84)
Balance — June 30, 2018	$1,385,092	$(73,025)	$(20,928)	$1,291,139

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “us,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) consummated in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 29, 2018. The Company continues to follow the accounting policies set forth in those audited consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of June 29, 2019, the results of operations for the three and six months ended June 29, 2019 and June 30, 2018 and cash flows for the six months ended June 29, 2019 and June 30, 2018.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 23 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Kansas and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three and six months ended June 29, 2019 or June 30, 2018.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants and underground storage space rental.

Products

We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products, net of discounts or allowances, if any, and freight and delivery charges billed to customers. Freight and delivery charges associated with cement sales are recorded on a net basis together with freight costs within cost of sales. Revenue for product sales is recognized when evidence of an arrangement exists and when control passes, which generally is when the product is shipped.

Services

We earn revenue from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants, and underground storage space rental. Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

Revenue derived from paving and related services is recognized using the percentage of completion method, which approximates progress towards completion. Under the percentage of completion method, we recognize paving and related services revenue as services are rendered. The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on input measures. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of estimated profits on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

The percentage of completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts. No material adjustments to a contract were recognized in the three and six months ended June 29, 2019.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts on the percentage of completion method for which billings had not been presented to customers because the amounts were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at the balance sheet date are expected to be billed in following periods. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized. Contract assets and liabilities are netted on a contract-by-contract basis.

New Accounting Standards — In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. Lessees are required to disclose more quantitative and qualitative information about the leases than current U.S. GAAP requires. The ASU and subsequent amendments issued in 2018 are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We adopted the standard effective December 30, 2018 using the modified retrospective approach.

The modified retrospective approach provides a method for recording existing leases at adoption. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. In addition, we elected the hindsight practical expedient to determine the lease term for existing leases.

The most significant impact upon adoption was the recognition of $36.8 million of operating lease right-of-use assets and $36.8 million operating lease liabilities. The standard had no material impact on our statement of cash flows.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, allowing more financial and nonfinancial hedging strategies to be eligible for hedge accounting. The ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The adoption of this new ASU did not have a material impact on our consolidated financial results.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, increasing the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The adoption of this new ASU did not have a material impact on our consolidated financial results.

2. GOODWILL AND INTANGIBLES

The Company has completed numerous acquisitions since its formation, which have been financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value.

Changes in the carrying amount of goodwill, by reportable segment, from December 29, 2018 to June 29, 2019 are summarized as follows:

	West	East	Cement	Total
Balance, December 29, 2018	$581,567	$406,805	$204,656	$1,193,028
Acquisitions (1)	1,173	2,621	—	3,794
Foreign currency translation adjustments	2,355	—	—	2,355
Balance, June 29, 2019	$585,095	$409,426	$204,656	$1,199,177
_______________________________________________________________________
(1) Reflects goodwill from 2019 acquisitions and working capital adjustments from prior year acquisitions.

The Company’s intangible assets are primarily composed of goodwill, mineral lease agreements and reserve rights. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	June 29, 2019			December 29, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Mineral leases	$19,064	$(5,835)	$13,229	$19,064	$(5,259)	$13,805
Reserve rights	6,234	(2,098)	4,136	6,234	(1,940)	4,294
Trade names	1,000	(908)	92	1,000	(858)	142
Other	409	(213)	196	409	(190)	219
Total intangible assets	$26,707	$(9,054)	$17,653	$26,707	$(8,247)	$18,460

Amortization expense totaled $0.4 million and $0.8 million for the three and six months ended June 29, 2019, respectively, and $0.3 million and $0.6 million for the three and six months June 30, 2018, respectively. The estimated amortization expense for the intangible assets for each of the five years subsequent to June 29, 2019 is as follows:

2019 (six months)	$791
2020	1,510
2021	1,475
2022	1,482
2023	1,349
2024	1,254
Thereafter	9,792
Total	$17,653

3. REVENUE RECOGNITION

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide.

Revenue by product for the three and six months ended June 29, 2019 and June 30, 2018 is as follows:

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2019	2018	2019	2018
Revenue by product*:
Aggregates	$128,650	$103,690	$216,522	$171,140
Cement	77,799	76,413	110,298	109,530
Ready-mix concrete	154,180	160,609	271,500	282,624
Asphalt	93,365	88,372	116,403	106,513
Paving and related services	95,304	107,306	129,649	141,642
Other	51,593	64,500	89,158	103,862
Total revenue	$600,891	$600,890	$933,530	$915,311
*Revenue from liquid asphalt terminals is included in asphalt revenue.

The following table outlines the significant changes in contract assets and contract liability balances from December 29, 2018 to June 29, 2019. Also included in the table is the net change in estimate as a percentage of aggregate revenue for such contracts:

	Costs and estimated	Billings in excess
	earnings in	of costs and
	excess of billings	estimated earnings
Balance - December 29, 2018	$18,602	$11,840
Changes in revenue billed, contract price or cost estimates	26,715	(1,138)
Other	54	31
Balance - June 29, 2019	$45,371	$10,733

Accounts receivable, net consisted of the following as of June 29, 2019 and December 29, 2018:

	June 29,	December 29,
	2019	2018
Trade accounts receivable	$232,597	$157,601
Construction contract receivables	52,536	47,994
Retention receivables	14,573	15,010
Receivables from related parties	1,198	629
Accounts receivable	300,904	221,234
Less: Allowance for doubtful accounts	(6,300)	(6,716)
Accounts receivable, net	$294,604	$214,518

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4. INVENTORIES

Inventories consisted of the following as of June 29, 2019 and December 29, 2018:

	June 29, 2019	December 29, 2018
Aggregate stockpiles	$146,264	$151,300
Finished goods	29,272	34,993
Work in process	7,754	7,478
Raw materials	24,846	20,080
Total	$208,136	$213,851

5. ACCRUED EXPENSES

Accrued expenses consisted of the following as of June 29, 2019 and December 29, 2018:

	June 29, 2019	December 29, 2018
Interest	$25,326	$26,223
Payroll and benefits	22,482	15,952
Finance lease obligations	17,805	15,557
Insurance	15,807	13,625
Non-income taxes	13,307	7,674
Professional fees	1,482	1,408
Other (1)	18,019	19,590
Total	$114,228	$100,029
_______________________________________________________________________
(1) Consists primarily of subcontractor and working capital settlement accruals.

6. DEBT

Debt consisted of the following as of June 29, 2019 and December 29, 2018:

	June 29, 2019	December 29, 2018
Term Loan, due 2024:
$625.8 million and $630.6 million, net of $1.2 million and $1.3 million discount at June 29, 2019 and December 29, 2018, respectively	$624,615	$629,268
8 1/2% Senior Notes, due 2022	—	250,000
6 1/8% Senior Notes, due 2023:
$650.0 million, net of $1.0 million and $1.1 million discount at June 29, 2019 and December 29, 2018, respectively	649,012	648,891
5 1⁄8% Senior Notes, due 2025	300,000	300,000
6 1⁄2% Senior Notes, due 2027	300,000	—
Total	1,873,627	1,828,159
Current portion of long-term debt	4,765	6,354
Long-term debt	$1,868,862	$1,821,805

The contractual payments of long-term debt, including current maturities, for the five years subsequent to June 29, 2019, are as follows:

2019 (six months)	$1,588
2020	7,942
2021	6,354
2022	6,354
2023	656,354
2024	597,252
Thereafter	600,000
Total	1,875,844
Less: Original issue net discount	(2,217)
Less: Capitalized loan costs	(14,673)
Total debt	$1,858,954

Senior Notes—On March 15, 2019, Summit LLC and Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC (“Finance Corp.” and together with Summit LLC, the “Issuers”) issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019 (the "2019 Indenture"). The 2019 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2019 Indenture also contains customary events of default. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

In March 2019, using the proceeds from the 2027 Notes, all of the outstanding $250.0 million 8.500% senior notes due 2022 (the “2022 Notes”) were redeemed at a price equal to par plus an applicable premium and the indenture under which the 2022 Notes were issued was satisfied and discharged. As a result of the extinguishment, charges of $14.6 million were recognized in the quarter ended March 30, 2019, which included charges of$11.7 million for the applicable redemption premium and $2.9 million for the write-off of deferred financing fees.

In 2017, the Issuers issued $300.0 million of 5.125% senior notes due June 1, 2025 (the “2025 Notes”). The 2025 Notes were issued at 100.0% of their par value with proceeds of $295.4 million, net of related fees and expenses. The 2025 Notes were issued under an indenture dated June 1, 2017, the terms of which are generally consistent with the 2019 Indenture. Interest on the 2025 Notes is payable semi-annually on June 1 and December 1 of each year commencing on December 1, 2017.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the “2023 Notes” and collectively with the 2025 Notes and the 2027 Notes, the “Senior Notes”). Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2019 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year.

As of June 29, 2019 and December 29, 2018, the Company was in compliance with all financial covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $345.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December commencing with the March 2018 payment. The unpaid principal balance is due in full on the maturity date, which is November 21, 2024.

On February 25, 2019, Summit LLC entered into Incremental Amendment No. 4 to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”) which, among other things, increased the total amount available under the revolving credit facility to $345.0 million and extended the maturity date of the Credit Agreement to February 2024. During 2018 and 2017, Summit LLC entered into three different amendments to the Credit Agreement, which among other things, reduced the applicable margin in respect to the outstanding principal amount at the time of the respective amendments.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.00% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.00% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of June 29, 2019 and December 29, 2018, leaving remaining borrowing capacity of $329.8 million as of June 29, 2019, which is net of $15.2 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects, large leases, workers compensation claims and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of June 29, 2019 and December 29, 2018, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the six months ended June 29, 2019 and June 30, 2018:

Deferred financing fees
Balance—December 29, 2018	$15,475
Loan origination fees	6,246
Amortization	(1,832)
Write off of deferred financing fees	(2,851)
Balance—June 29, 2019	$17,038

Balance - December 30, 2017	$19,033
Loan origination fees	550
Amortization	(2,040)
Balance - June 30, 2018	$17,543

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of June 29, 2019 or December 29, 2018.

7. INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) various other items, such as limitations on meals and entertainment and other costs.  The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

Summit LLC and its subsidiaries expect additional unrecognized tax benefits in 2019 that if recognized would affect the annual effective tax rate, and included that in its estimate of those amounts in its annual effective tax rate. We did not recognize interest or penalties related to this amount as it is offset by other attributes. No material interest or penalties were recognized in income tax expense during the three and six months ended June 29, 2019 and June 30, 2018. No uncertain tax benefits were recognized in the three and six months ended June 30, 2018.

8. MEMBERS’ INTEREST

Accumulated other comprehensive income (loss) —The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	(loss) income
Balance — December 29, 2018	$(4,392)	$(19,370)	$146	$(23,616)
Foreign currency translation adjustment	—	4,591	—	4,591
Loss on cash flow hedges	—	—	(303)	(303)
Balance — June 29, 2019	$(4,392)	$(14,779)	$(157)	$(19,328)

Balance - December 30, 2017	$(6,053)	$(10,022)	$(1,060)	$(17,135)
Foreign currency translation adjustment	—	(5,149)	—	(5,149)
Income on cash flow hedges	—	—	1,356	1,356
Balance - June 30, 2018	$(6,053)	$(15,171)	$296	$(20,928)

9. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Six months ended
	June 29, 2019	June 30, 2018
Cash payments:
Interest	$36,834	$52,206
Income taxes	1,190	3,061
Operating cash payments on operating leases	5,410	—
Operating cash payments on finance leases	1,516	—
Finance cash payments on finance leases	6,000	—
Non cash financing activities:
Right of use assets obtained in exchange for operating lease obligations	$3,298	$—
Right of use assets obtained in exchange for finance leases obligations	16,248	—

10. LEASES

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements entered into or reassessed after the adoption of ASC 842, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of ASC 842. Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	Three months ended	Six months ended
	June 29, 2019	June 29, 2019
Operating lease cost	$2,694	$5,149
Variable lease cost	143	215
Short-term lease cost	9,591	16,172
Financing lease cost:
Amortization of right-of-use assets	2,670	5,293
Interest on lease liabilities	876	1,631
Total lease cost	$15,974	$28,460

		June 29, 2019
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets		$34,101

Current operating lease liabilities		$8,470
Noncurrent operating lease liabilities		26,614
Total operating lease liabilities		$35,084
Finance leases:
Property and equipment, gross		$79,911
Less accumulated depreciation		(21,667)
Property and equipment, net		$58,244

Current finance lease liabilities		$17,805
Long-term finance lease liabilities		41,123
Total finance lease liabilities		$58,928

	June 29, 2019
	Lease Term	Discount Rate
	(years)	(%)
Weighted average:
Operating leases	7.7	5.6%
Finance lease	2.8	5.5%

Maturities of lease liabilities were as follows:
	Operating Leases	Finance Leases
2019 (six months)	$5,124	$10,115
2020	9,391	17,539
2021	7,434	20,235
2022	4,558	11,745
2023	3,546	1,509
2024	2,413	1,750
Thereafter	11,252	2,662
Total lease payments	43,718	65,555
Less imputed interest	(8,634)	(6,627)
Present value of lease payments	$35,084	$58,928

As previously disclosed, our future minimum lease payment obligations as of December 29, 2018 were as follows:

Operating Leases
2019	$9,479
2020	8,101
2021	6,701
2022	4,279
2023	3,411

11. COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of June 29, 2019 and December 29, 2018, $28.6 million and $26.9 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $3.5 million and $4.1 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of June 29, 2019 and December 29, 2018 were $90.2 million and $92.5 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

12. FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The Company has entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The interest rate derivative expires in September 2019. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of June 29, 2019 and December 29, 2018 was:

	June 29, 2019	December 29, 2018
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$2,622	$1,394
Cash flow hedges	112	—
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$1,238	$5,175
Cash flow hedges	—	—

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and a 10.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. The fair value of the cash flow hedges is based on observable, or Level 2, inputs such as interest rates, bond yields and prices in inactive markets. There were no material valuation adjustments to contingent consideration or derivatives as of June 29, 2019 and June 30, 2018.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of June 29, 2019 and December 29, 2018 was:

	June 29, 2019		December 29, 2018
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 2
Long-term debt(1)	$1,895,932	$1,873,627	$1,777,722	$1,828,159
Level 3
Current portion of deferred consideration and noncompete obligations(2)	30,348	30,348	30,376	30,376
Long term portion of deferred consideration and noncompete obligations(3)	36,951	36,951	40,179	40,179

(1)	$4.8 million and $6.4 million were included in current portion of debt as of June 29, 2019 and December 29, 2018, respectively.

(2)	Included in current portion of acquisition-related liabilities on the consolidated balance sheets.

(3)	Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

13. SEGMENT INFORMATION

The Company has three operating segments: West, East, and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, our Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of the Company’s segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of June 29, 2019 and December 29, 2018 and for the three and six months ended June 29, 2019 and June 30, 2018:

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2019	2018	2019	2018
Revenue*:
West	$300,212	$321,713	$482,157	$503,426
East	216,132	197,336	329,520	292,493
Cement	84,547	81,841	121,853	119,392
Total revenue	$600,891	$600,890	$933,530	$915,311
*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2019	2018	2019	2018
Income (loss) from operation before taxes	$54,815	$49,270	$(44,555)	$(23,170)
Interest expense	29,283	28,776	59,220	57,346
Depreciation, depletion and amortization	53,035	49,402	107,842	95,945
Accretion	590	329	1,171	744
Loss on debt financings	—	149	14,565	149
Transaction costs	390	1,291	698	2,557
Non-cash compensation	4,699	5,683	10,605	14,190
Other	(2,346)	441	(2,492)	(6,907)
Total Adjusted EBITDA	$140,466	$135,341	$147,054	$140,854

Total Adjusted EBITDA by Segment:
West	$54,820	$61,227	$69,118	$77,400
East	54,412	45,395	57,654	42,192
Cement	35,441	34,660	32,854	38,327
Corporate and other	(4,207)	(5,941)	(12,572)	(17,065)
Total Adjusted EBITDA	$140,466	$135,341	$147,054	$140,854

	Six months ended
	June 29, 2019	June 30, 2018
Purchases of property, plant and equipment
West	$51,517	$76,223
East	41,801	37,303
Cement	11,467	14,412
Total reportable segments	104,785	127,938
Corporate and other	784	3,719
Total purchases of property, plant and equipment	$105,569	$131,657

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2019	2018	2019	2018
Depreciation, depletion, amortization and accretion:
West	$22,924	$22,589	$46,849	$44,740
East	19,840	17,826	40,051	35,553
Cement	9,869	8,681	20,169	15,051
Total reportable segments	52,633	49,096	107,069	95,344
Corporate and other	992	635	1,944	1,345
Total depreciation, depletion, amortization and accretion	$53,625	$49,731	$109,013	$96,689

	June 29, 2019	December 29, 2018
Total assets:
West	$1,437,583	$1,370,501
East	1,307,364	1,253,640
Cement	887,751	877,586
Total reportable segments	3,632,698	3,501,727
Corporate and other	86,069	131,517
Total	$3,718,767	$3,633,244

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the wholly-owned guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets
June 29, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$69,466	$3,712	$782	$(6,302)	$67,658
Accounts receivable, net	—	274,291	20,531	(218)	294,604
Intercompany receivables	465,120	640,478	—	(1,105,598)	—
Cost and estimated earnings in excess of billings	—	43,308	2,063	—	45,371
Inventories	—	204,291	3,845	—	208,136
Other current assets	1,279	8,025	3,314	—	12,618
Total current assets	535,865	1,174,105	30,535	(1,112,118)	628,387
Property, plant and equipment, net	12,008	1,713,138	63,518	—	1,788,664
Goodwill	—	1,140,580	58,597	—	1,199,177
Intangible assets, net	—	17,653	—	—	17,653
Operating lease right-of-use assets	3,653	25,015	5,433	—	34,101
Other assets	3,367,863	158,299	823	(3,476,200)	50,785
Total assets	$3,919,389	$4,228,790	$158,906	$(4,588,318)	$3,718,767
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$4,765	$—	$—	$—	$4,765
Current portion of acquisition-related liabilities	—	32,970	—	—	32,970
Accounts payable	2,367	118,300	11,553	(218)	132,002
Accrued expenses	47,231	70,818	2,481	(6,302)	114,228
Current operating lease liabilities	735	6,681	1,054	—	8,470
Intercompany payables	642,397	445,051	18,150	(1,105,598)	—
Billings in excess of costs and estimated earnings	—	9,897	836	—	10,733
Total current liabilities	697,495	683,717	34,074	(1,112,118)	303,168
Long-term debt	1,854,189	—	—	—	1,854,189
Acquisition-related liabilities	—	38,189	—	—	38,189
Noncurrent operating lease liabilities	3,867	18,454	4,293	—	26,614
Other noncurrent liabilities	3,794	192,351	77,438	(137,020)	136,563
Total liabilities	2,559,345	932,711	115,805	(1,249,138)	2,358,723
Total member's interest	1,360,044	3,296,079	43,101	(3,339,180)	1,360,044
Total liabilities and member’s interest	$3,919,389	$4,228,790	$158,906	$(4,588,318)	$3,718,767

Condensed Consolidating Balance Sheets
December 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$117,219	$8,440	$7,719	$(4,870)	$128,508
Accounts receivable, net	—	199,538	15,165	(185)	214,518
Intercompany receivables	500,765	624,427	—	(1,125,192)	—
Cost and estimated earnings in excess of billings	—	17,711	891	—	18,602
Inventories	—	210,149	3,702	—	213,851
Other current assets	1,953	11,308	2,800	—	16,061
Total current assets	619,937	1,071,573	30,277	(1,130,247)	591,540
Property, plant and equipment, net	13,300	1,709,083	57,749	—	1,780,132
Goodwill	—	1,136,785	56,243	—	1,193,028
Intangible assets, net	—	18,460	—	—	18,460
Other assets	3,292,851	154,080	947	(3,397,794)	50,084
Total assets	$3,926,088	$4,089,981	$145,216	$(4,528,041)	$3,633,244
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,354	$—	$—	$—	$6,354
Current portion of acquisition-related liabilities	—	31,770	—	—	31,770
Accounts payable	4,712	92,132	12,349	(185)	109,008
Accrued expenses	45,146	57,826	1,927	(4,870)	100,029
Intercompany payables	673,175	436,564	15,453	(1,125,192)	—
Billings in excess of costs and estimated earnings	—	11,347	493	—	11,840
Total current liabilities	729,387	629,639	30,222	(1,130,247)	259,001
Long-term debt	1,807,502	—	—	—	1,807,502
Acquisition-related liabilities	—	45,354	—	—	45,354
Other noncurrent liabilities	3,768	226,137	77,368	(171,317)	135,956
Total liabilities	2,540,657	901,130	107,590	(1,301,564)	2,247,813
Total member's interest	1,385,431	3,188,851	37,626	(3,226,477)	1,385,431
Total liabilities and member’s interest	$3,926,088	$4,089,981	$145,216	$(4,528,041)	$3,633,244

Condensed Consolidating Statements of Operations
For the three months ended June 29, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$578,157	$25,495	$(2,761)	$600,891
Cost of revenue (excluding items shown separately below)	—	390,640	17,614	(2,761)	405,493
General and administrative expenses	9,353	49,288	2,710	—	61,351
Depreciation, depletion, amortization and accretion	992	51,167	1,466	—	53,625
Operating (loss) income	(10,345)	87,062	3,705	—	80,422
Other income, net	(95,320)	(2,985)	(372)	95,001	(3,676)
Interest expense (income)	31,022	(2,947)	1,208	—	29,283
Income from operation before taxes	53,953	92,994	2,869	(95,001)	54,815
Income tax expense	452	85	777	—	1,314
Net income attributable to Summit LLC	$53,501	$92,909	$2,092	$(95,001)	$53,501
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$55,597	$93,046	$(141)	$(92,905)	$55,597

Condensed Consolidating Statements of Operations
For the six months ended June 29, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$896,338	$41,136	$(3,944)	$933,530
Cost of revenue (excluding items shown separately below)	—	646,807	29,634	(3,944)	672,497
General and administrative expenses	24,284	99,319	5,666	—	129,269
Depreciation, depletion, amortization and accretion	1,945	104,087	2,981	—	109,013
Operating (loss) income	(26,229)	46,125	2,855	—	22,751
Other (income) loss, net	(51,710)	(4,926)	(775)	65,497	8,086
Interest expense (income)	62,718	(5,911)	2,413	—	59,220
(Loss) income from operation before taxes	(37,237)	56,962	1,217	(65,497)	(44,555)
Income tax expense (benefit)	826	(7,652)	334	—	(6,492)
Net (loss) income attributable to Summit LLC	$(38,063)	$64,614	$883	$(65,497)	$(38,063)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(33,775)	$64,917	$(3,708)	$(61,209)	$(33,775)

Condensed Consolidating Statements of Operations
For the three months ended June 30, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$580,157	$22,352	$(1,619)	$600,890
Cost of revenue (excluding items shown separately below)	—	396,629	15,922	(1,619)	410,932
General and administrative expenses	13,276	47,287	2,385	—	62,948
Depreciation, depletion, amortization and accretion	635	47,929	1,167	—	49,731
Operating (loss) income	(13,911)	88,312	2,878	—	77,279
Other (income) loss, net	(89,659)	(687)	98	89,481	(767)
Interest expense (income)	28,946	(1,362)	1,192	—	28,776
Income from operation before taxes	46,802	90,361	1,588	(89,481)	49,270
Income tax expense	200	2,036	432	—	2,668
Net income attributable to Summit LLC	$46,602	$88,325	$1,156	$(89,481)	$46,602
Comprehensive income attributable to member of Summit Materials, LLC	$44,918	$87,964	$3,201	$(91,165)	$44,918

Condensed Consolidating Statements of Operations
For the six months ended June 30, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$880,815	$37,533	$(3,037)	$915,311
Cost of revenue (excluding items shown separately below)	—	634,756	27,074	(3,037)	658,793
General and administrative expenses	34,224	94,463	5,388	—	134,075
Depreciation, depletion, amortization and accretion	1,345	92,922	2,422	—	96,689
Operating (loss) income	(35,569)	58,674	2,649	—	25,754
Other (income) loss, net	(72,294)	(7,544)	149	71,267	(8,422)
Interest expense (income)	58,527	(3,565)	2,384	—	57,346
(Loss) income from operation before taxes	(21,802)	69,783	116	(71,267)	(23,170)
Income tax expense (benefit)	192	(1,417)	49	—	(1,176)
Net (loss) income attributable to Summit LLC	$(21,994)	$71,200	$67	$(71,267)	$(21,994)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(25,787)	$69,844	$5,216	$(75,060)	$(25,787)

Condensed Consolidating Statements of Cash Flows
For the six months ended June 29, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(43,760)	$59,190	$518	$—	$15,948
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(2,842)	—	—	(2,842)
Purchase of property, plant and equipment	(785)	(96,883)	(7,901)	—	(105,569)
Proceeds from the sale of property, plant, and equipment	—	7,940	65	—	8,005
Other	—	(439)	—	—	(439)
Net cash used for investing activities	(785)	(92,224)	(7,836)	—	(100,845)
Cash flow from financing activities:
Proceeds from investment by member	(36,356)	37,140	—	—	784
Net proceeds from debt issuance	300,000	—	—	—	300,000
Loans received from and payments made on loans from other Summit Companies	(2,879)	3,997	314	(1,432)	—
Payments on long-term debt	(254,765)	(6,133)	(127)	—	(261,025)
Payments on acquisition-related liabilities	—	(6,658)	—	—	(6,658)
Debt issuance costs	(6,246)	—	—	—	(6,246)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(462)	(40)	—	—	(502)
Net cash (used in) provided by financing activities	(3,208)	28,306	187	(1,432)	23,853
Impact of cash on foreign currency	—	—	194	—	194
Net decrease in cash	(47,753)	(4,728)	(6,937)	(1,432)	(60,850)
Cash — Beginning of period	117,219	8,440	7,719	(4,870)	128,508
Cash — End of period	$69,466	$3,712	$782	$(6,302)	$67,658

Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(70,942)	$34,740	$2,484	$—	$(33,718)
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(153,196)	—	—	(153,196)
Purchase of property, plant and equipment	(3,718)	(115,967)	(11,972)	—	(131,657)
Proceeds from the sale of property, plant, and equipment	—	13,950	160	—	14,110
Other	—	684	—	—	684
Net cash used for investing activities	(3,718)	(254,529)	(11,812)	—	(270,059)
Cash flow from financing activities:
Proceeds from investment by member	(100,271)	115,886	—	—	15,615
Loans received from and payments made on loans from other Summit Companies	(135,634)	136,483	(2,033)	1,184	—
Payments on long-term debt	(3,178)	(7,587)	(7)	—	(10,772)
Payments on acquisition-related liabilities	—	(28,724)	—	—	(28,724)
Financing costs	(550)	—	—	—	(550)
Distributions from partnership	(2,569)	—	—	—	(2,569)
Other	(876)	(995)	(33)	—	(1,904)
Net cash (used in) provided by financing activities	(243,078)	215,063	(2,073)	1,184	(28,904)
Impact of cash on foreign currency	—	—	(471)	—	(471)
Net decrease in cash	(317,738)	(4,726)	(11,872)	1,184	(333,152)
Cash — Beginning of period	370,741	10,254	14,933	(12,372)	383,556
Cash — End of period	$53,003	$5,528	$3,061	$(11,188)	$50,404